UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public-Held Company of Authorized Capital

Corporate Taxpayer ID (“CNPJ/MF”) nº 90.400.888/0001-42

Company Registration (“NIRE”) 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MARCH 27, 2013

DATE, TIME AND PLACE:

March 27, 2013, at 10 horas, at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company´s Board of Directors members, as follows: Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira and José Roberto Mendonça de Barros; and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli; and by videoconference, Mr. José Antonio Alvarez Alvarez – Directors.

CALL NOTICE:

The Meeting was duly convened as provided for in article 16 of the Company´s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company´s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Celso Clemente Giacometti, who invited Mr. Marco Antônio Martins de Araújo Filho, Company´s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) To approve the Company´s Financial Statements by standard under IFRS, referred to the fiscal year ended on December 31, 2012; (b) To approve the Interest on the Company´s Capital; (c)  To know the Form 20-F; and (d)  To know the implementation of the management structure of capital, and establish the procedures and parameters relating to Internal Process Assessment of Capital Adequacy (ICAAP), wich should occur by June 30, 2013, pursuant the National Monetary Council Resolution #  3988 and of the Circular # 3547, of the Central Bank of Brazil, as well as knowing the impact of Basel III on the tax credits, for purposes of calculating capital.

RESOLUTIONS:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

[Free English Translation]

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matter, and pursuant to the documents presented to the Director’s, which will be filled at the Company´s headquarter, the Company´s Board of Directors, unanimously and without any restrictions:

(a) Approved the Company´s Financial Statements by standard under IFRS (International Financial Reporting Standards), referred to the fiscal year ended on December 31, 2012, according to the Board meeting held on March 26, 2013, at 9 am.

(b) Approved, pursuant to the article 17 item XVIII, of the Company’s Bylaws the proposal of the Board of Executive Officers, according to the Board meeting held on March 22, 2013, at 10 a.m., for declaration and payment, ad referendumof the General Annual Meeting to be held on 2014, of Interest on the Company´s Capital in the gross amount of R$ 300,000,000.00(three hundred million reais), corresponding to R$ 0.720049979 per batch of one thousand (1,000) ordinary shares, R$ 0.792054977per batch of one thousand (1,000) preferred shares, and R$ 79.205497685 per batch of one thousand (1,000) Units, which after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 0.612042482 per batch of one thousand (1,000) ordinary shares, R$ 0.673246730 per batch of one thousand (1,000) preferred shares, and R$ 67.324673032 per batch of one thousand (1,000) Units, except for immune and/or exempt shareholders. According to the Proposal of the Board of Executive Officers, the shareholders entitled for the Interest on Company’s Capital hereby approved will be the ones registered in the Company’s books at the end of March 27, 2013, including. Therefore, as of  March 29, 2012, the Company’s shares shall be traded “Ex- Interest on Capital”. The amount of Interests on Capital approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2013, will be paid from the day August  29th, 2013, without any monetary restatement. It was certified to the Directors that the value of the Interest on Company’s Capital proposed by the Executive Officers in the base-year meets the limits established in the tax regulations. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(c) Knew the Form 20-F;

It is registered that Mr. Carlos Alberto López Galán, Company´s Vice-President Executive Officer, to clarifications related to items (a), (b) and (c) of the Agenda.

(d) Knew the implementation of the management structure of capital, and establish the procedures and parameters relating to Internal Process Assessment of Capital Adequacy (ICAAP), wich should occur by June 30, 2013, pursuant to CMN Resolution #  3988 and of the Circular # 3547, of the Central Bank of Brazil, as well as knowing the impact of Basel III on the tax credits, for purposes of calculating capital.

It is registered that Mr. Rubens Yukiharu Tsuchida, Company´s Financial Superintendent, to clarifications related to item (d) of the Agenda.

[Free English Translation]

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minute have been prepared, which were read, approved, and signed by the present Board of Directors´ members and the Secretary. São Paulo, March 27, 2013.

Mr. Celso Clemente Giacometti – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. Conrado Engel, José de Paiva Ferreira and José Roberto Mendonça de Barros; and Mrs. Marília Artimonte Rocca and Viviane Senna Lalli; and by videoconference, Mr. José Antonio Alvarez Alvarez – Directors. Marco Antônio Martins de Araújo Filho, Secretary.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2013

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Carlos Alberto Lopéz Galán
Carlos Alberto Lopéz Galán Vice - President Executive Officer